April 24, 2002

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, DC 20549

            Re: Itronics Inc.

            CIK: 0000825203

            Commission File No.: 333-86508

            Rule 473(a) Amendment

Ladies and Gentlemen:

Pursuant to Rule 473(a) promulgated under the Securities Act of 1933, as amended, Itronics Inc. ("the Registrant") hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

If you have any questions regarding the foregoing, please contact Michael Horsley at (775) 689-7696.

Sincerely,

/S/ MICHAEL C. HORSLEY

Michael C. Horsley

Controller

Chief Accounting Officer